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                                                                      Exhibit 12


                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES
                Statements of Ratio of Earnings to Fixed Charges
                                 ($ in millions)


                                                  Twelve Months                        Twelve Months
                                                Ended September 30,                  Ended December 31,
                                               -------------------                  ------------------
                                               2000       1999         1999         1998         1997         1996      1995
                                               ----       ----         ----         ----         ----         ----      ----
Consolidated Income (Loss)
 from Continuing Operations
 before Income Taxes                          636.7        490.5        565.9        461.1        397.0        325.8     (650.5)

Adjustments:
  Interest during construction                 (2.0)        (3.0)        (2.8)        (2.1)        (3.0)        (1.1)     (20.2)
  Distributed (Undistributed)
   equity income                               (7.1)        (3.0)        (5.8)        (0.4)         3.6          1.5       (7.9)
  Fixed charges*                              206.8        164.3        183.8        163.3        180.5        183.7    1,061.3
                                            -------      -------      -------      -------      -------      -------    -------
    Earnings Available                        834.4        648.8        741.1        621.9        578.1        509.9      382.7
                                            -------      -------      -------      -------      -------      -------    -------

Fixed Charges:
  Interest on long-term and
      short-term debt                         158.9        146.3        152.9        145.4        145.6        150.8      987.2
  Other interest                               31.7          1.9         14.9          1.4         15.2         13.5       53.6
  Portion of rentals
     representing interest                     16.2         16.1         16.0         16.5         19.7         19.4       20.5
                                            -------      -------      -------      -------      -------      -------    -------
Total Fixed Charges                           206.8        164.3        183.8        163.3        180.5        183.7    1,061.3**
                                            -------      -------      -------      -------      -------      -------    -------

Ratio of Earnings to Fixed Charges             4.03         3.95         4.03         3.81         3.20         2.78    N/A (a)
                                            =======      =======      =======      =======      =======      =======    =======
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Prior periods have been restated to reflect discontinued operations.

(a) To achieve a one-to-one coverage, the Corporation would need an additional $678.6 million of earnings for the twelve months ended December 31, 1995.

  * Amounts for the twelve months ended December 31, 1995 through December 31, 1999 have been restated to conform to 2000 presentation.

** This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995.